FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

On December 15, 2019, DuPont de Nemours, Inc. (“DuPont”) and International Flavors & Fragrances, Inc. (“IFF”) announced that they had reached a definitive agreement to combine the DuPont Nutrition & Biosciences business with IFF, (the “N&B Transaction”). On January 5, 2021, DuPont issued the following communications to active employees who will remain with DuPont following the consummation of the transaction with IFF and former DuPont employees:

•	Adjustments to Long-Term Incentive (“LTI”) Awards Resulting from the N&B Transaction

•	Adjustments to Deferred Compensation Investments Resulting from the N&B Transaction

•	N&B Transaction — Equity Holdings in DuPont Plans Frequently Asked Questions

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Adjustments to Long-Term Incentive (“LTI”) Awards Resulting from the N&B Transaction1

This communication provides an overview of how the N&B Transaction, anticipated to close in the first quarter 2021, is expected to impact DuPont LTI awards issued under the DuPont equity plans.2

This communication is intended for active DuPont employees who remain with DuPont after the transaction and all terminated DuPont employees in each case who hold outstanding LTI awards. Employees who transition to IFF will receive a separate communication. This communication does not address the impact of the N&B Transaction on the shares of DuPont Common Stock you may own outright, or any holdings of DuPont Common Stock you may hold through other benefit programs. Additional information about the conversion of DuPont LTI awards is described in the N&B Transaction – Equity Holdings in DuPont Plans Frequently Asked Questions document.

What is an Exchange Offer and what does it mean for my awards?

As described in the Schedule TO filed with the SEC on December 31, 2020, the N&B Transaction will be completed via a split-off. As a part of the split-off transaction, an exchange offer is being made to stockholders of DuPont de Nemours, Inc., allowing them to exchange shares of DuPont Common Stock for shares of N&B. Shares of N&B will then convert to shares of IFF common stock at the close of the N&B Transaction. If the exchange offer is not fully subscribed, the N&B shares which DuPont continues to hold at the end of the exchange will be distributed on a pro rata basis to all remaining DuPont shareholders.[3] Shares of N&B will then convert to shares of IFF common stock at the close of the N&B Transaction. All unvested or unexercised awards are notional and are not eligible to participate in the exchange offer, but will be adjusted to maintain their economic value as described to the right.

If you hold vested, unexercised stock options or SARs and wish to exercise the awards and participate in the exchange, you must exercise your awards so that they settle on or before the date of the closing of the exchange offer. We expect this means that you should exercise your awards no later than January 20, 2021.

How your LTI awards will be adjusted

At the time of the N&B Transaction, outstanding awards issued under the LTI program will be automatically adjusted for employees remaining with DuPont and terminated employees. The intent is to maintain the economic value of your awards immediately before and after the closing of the N&B Transaction.

Your adjusted outstanding equity awards will remain denominated in DuPont Common Stock and you will not have any awards denominated in N&B or IFF shares. This ensures LTI program participation remains aligned to the long-term success of DuPont.

Blackout period

Please note that there will be a blackout period related to your LTI awards in order to facilitate the adjustment. During the blackout period you will not be able to see your holdings online in the Merrill system and will not be able to exercise any outstanding Stock Options or SARs either online or by the phone. You may continue to access your brokerage account and to exercise any Stock Options or SARs you may hold that are denominated in Corteva or Dow shares.

The blackout period will begin 3 business days prior to the close of the N&B Transaction and will end approximately 10 business days after. You will receive a communication once the blackout has ended and you can once again access your Merrill accounts online and exercise any outstanding vested DuPont Stock Options or SARs. Please plan any transactions that you would like to complete prior to the blackout accordingly.

[1]

On December 15, 2019, DuPont entered into a definitive agreement for the combination of International Flavors & Fragrances Inc. (“IFF”) and DuPont’s Nutrition & Biosciences (“N&B”) business in a Reverse Morris Trust transaction (“N&B Transaction”).

[2]

The DuPont Omnibus Incentive Plan as dated June 1, 2019 and the DuPont de Nemours, Inc. 2020 Equity and Incentive Plan as dated February 13, 2020. Awards under these plans may be in the form of Restricted Stock Units (RSUs), Stock Options, Stock Appreciation Units (SARs) or Performance Share Units (PSUs).

[3]

For the purpose of the information provided within this communication, the exchange offer will be considered to be fully subscribed if 95% or greater of the shares are distributed via the exchange offer. DuPont does not anticipate that the exchange will be fully subscribed.

This document is being provided exclusively by your employer, which retains responsibility for the content. No affiliate of Bank of America Corporation has reviewed the information contained herein.

Appendix: Country-Specific Notifications

This appendix includes notifications applicable to you to the extent you (i) reside or perform services in one of the countries set forth below and (ii) hold outstanding equity awards that will be adjusted in connection with the N&B Transaction.

HONG KONG

WARNING. The contents of this document and any other documents you have received regarding the treatment of your equity awards upon the N&B Transaction have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the adjustment of your equity awards. If you are in doubt about any of the contents of this document or any other document you have received in connection with the adjustment of your equity awards, you should obtain independent professional advice.

LUXEMBOURG

You will be deemed to agree to the adjustment of your equity awards unless you notify DuPont de Nemours, Inc. otherwise by January 15, 2021 by contacting DuPontLTI@dupont.com.

RUSSIA

This document and any other documents you have received regarding the treatment of your equity awards upon the N&B Transaction do not constitute advertising or an offering of securities in Russia. The issuance of securities pursuant to your equity awards has not and will not be registered in Russia and in no event will shares underlying your equity awards be delivered to you in Russia; hence, the securities described in any documents related to your equity awards may not be used for offering or public circulation in Russia. You are not permitted to sell or otherwise transfer shares underlying your equity awards directly to other individuals in Russia.

SINGAPORE

This document and any other material in connection with the offer or sale is not a prospectus as defined in the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. You should consider carefully whether the investment is suitable for you.

This document has not been registered as a prospectus with the Monetary Authority of Singapore, this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore and an offering of shares or rights to shares is not allowed to be made to the retail public. Accordingly, this or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares or rights to shares may not be circulated or distributed, nor be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any other persons in Singapore.

Certain resale restrictions apply to the offer and investors are advised to acquaint themselves with such restrictions.

SWITZERLAND

Neither this document nor any other materials relating to the treatment of your equity awards (i) constitutes a prospectus according to articles 35 et seq. of the Swiss Federal Act on Financial Services (“FinSA”), (ii) may be publicly distributed or otherwise made publicly available in Switzerland to any person other than an employee of the Company or one of its Subsidiaries or (iii) has been or will be filed with, approved or supervised by any Swiss reviewing body according to article 51 of FinSA or any Swiss regulatory authority, including the Swiss Financial Market Supervisory Authority.

UNITED ARAB EMIRATES

This document and any other documents you have received regarding the treatment of your equity awards upon the N&B Transaction are intended for distribution only to equity award holders and must not be delivered to, or relied on by, any other person. Prospective purchasers of securities should conduct their own due diligence on the securities. The Emirates Securities and Commodities Authority has no responsibility for reviewing or verifying any documents in connection with your equity awards. Neither the Ministry of Economy nor the Dubai Department of Economic Development have approved this document or any other documents you have received regarding the treatment of your equity awards upon the N&B Transaction nor taken steps to verify the information set out therein and have no responsibility for such documents.

Additional information

In connection with the N&B Transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, DuPont’s Schedule TO and any amendments or supplements to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about N&B, IFF and DuPont and the N&B Transaction. The registration statements, DuPont’s Schedule TO and other documents relating to the N&B Transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10014, or by telephone at (888) 660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, NY 10019 or by calling (212) 708-7164.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at http://www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement was sent to shareholders of IFF seeking approval of the proposed transaction (which approval was subsequently received.) The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other

3

expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont Common Stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

4

Merrill, its affiliates and financial advisors do not provide legal, tax or accounting advice. You should consult your legal and/or tax advisors before making any financial decisions.

Merrill is a member of the Financial Industry Regulatory Authority (FINRA) and does not monitor or maintain any of the information available on the external websites mentioned.

DuPont™, the DuPont Oval Logo, and all products, unless otherwise noted, denoted with TM, SM, or ® are trademarks, service marks or registered trademarks of affiliates of DuPont de Nemours, Inc.

20202680-3 | 01/2021

5

Adjustments to Deferred Compensation Investments Resulting from the N&B Transaction1

This communication provides an overview of how the N&B Transaction, anticipated to close in the first quarter 2021, is expected to impact notional investments in DuPont Common Stock under the DuPont deferred compensation plans.2

This communication is intended for active DuPont employees who remain with DuPont after the transaction and all terminated DuPont employees in each case who hold outstanding investments in DuPont Common Stock within the deferred compensation plans. Employees who transition to IFF will receive a separate communication. This communication does not address the impact of the N&B Transaction on the shares of DuPont Common Stock you may own outright, or any holdings of DuPont Common Stock you may hold through other benefit programs. Additional information about the conversion of investments in DuPont Common Stock within the deferred compensation plans is described in the N&B Transaction – Equity Holdings in DuPont Plans Frequently Asked Questions document.

What is an Exchange Offer and what does it mean for my

investments in DuPont Common Stock in the deferred

compensation plans?

As described in the Schedule TO filed with the SEC on December 31, 2020, the N&B Transaction will be completed via a split-off. As a part of the split-off transaction, an exchange offer is being made to stockholders of DuPont de Nemours, Inc., allowing them to exchange shares of DuPont Common Stock for shares of N&B. Shares of N&B will then convert to shares of IFF common stock at the close of the N&B Transaction. If the exchange offer is not fully subscribed, the N&B shares which DuPont continues to hold at the end of the exchange will be distributed on a pro rata basis to all remaining DuPont shareholders.[3] Shares of N&B will then convert to shares of IFF common stock at the close of the N&B Transaction.

All investments in DuPont Common Stock in the deferred compensation plans are notional and are not eligible to participate in the exchange offer, but will be adjusted to maintain their economic value as described to the right.

How your investments in DuPont Common Stock will be adjusted

At the time of the N&B Transaction, outstanding investments in DuPont Common Stock held in the deferred compensation plans will be automatically adjusted for employees remaining with DuPont and terminated employees. The intent is to maintain the economic value of your investments immediately before and after the closing of the N&B Transaction.

Your adjusted investments will remain denominated in DuPont Common Stock and you will not have any investments denominated in N&B or IFF shares. This ensures program participation remains aligned to the long-term success of DuPont.

Blackout period

Please note that there will be a blackout period related to your deferred compensation plan holdings in order to facilitate the adjustment. During the blackout period you will not be able to adjust your investment direction.[4] You may continue to view your account on the Merrill website. The blackout period will begin the day prior to the close of the N&B Transaction and will end three business days after the close of the N&B Transaction. You will receive a communication once the blackout has ended and you can once again access your Merrill accounts online. Please plan any transactions that you would like to complete prior to the blackout accordingly.

[1]

On December 15, 2019, DuPont entered into a definitive agreement for the combination of International Flavors & Fragrances Inc. (“IFF”) and DuPont’s Nutrition & Biosciences (“N&B”) business in a Reverse Morris Trust transaction (“N&B Transaction”).

[2]

The DuPont Deferred Compensation Plans that allow for investments in DuPont Common Stock include the DuPont Retirement Savings Restoration Plan (“RSRP”), DuPont Management Deferred Compensation Plan (“MDCP”), and the DuPont Deferred Variable Compensation Plan. Please note that the investments within these plans are notional and as such the shares under these plans do not convey the rights of a shareholder of DuPont Common Stock.

[3]

For the purpose of the information provided within this communication, the exchange offer will be considered to be fully subscribed if 95% or greater of the shares are distributed via the exchange offer. DuPont does not anticipate that the exchange will be fully subscribed.

[4]	Investment direction can only be changed in the RSRP and MDCP.

This document is being provided exclusively by your employer, which retains responsibility for the content. No affiliate of Bank of America Corporation has reviewed the information contained herein.

Additional information

In connection with the N&B Transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, DuPont’s Schedule TO and any amendments or supplements to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about N&B, IFF and DuPont and the N&B Transaction. The registration statements, DuPont’s Schedule TO and other documents relating to the N&B Transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10014, or by telephone at (888) 660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, NY 10019 or by calling (212) 708-7164.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at http://www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement was sent to shareholders of IFF seeking approval of the proposed transaction (which approval was subsequently received.) The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits

2

and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont Common Stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as

3

amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Merrill, its affiliates and financial advisors do not provide legal, tax or accounting advice. You should consult your legal and/or tax advisors before making any financial decisions.

Merrill is a member of the Financial Industry Regulatory Authority (FINRA) and does not monitor or maintain any of the information available on the external websites mentioned.

DuPont™, the DuPont Oval Logo, and all products, unless otherwise noted, denoted with TM, SM, or ® are trademarks, service marks or registered trademarks of affiliates of DuPont de Nemours, Inc.

20202680-4     | 12/2020

N&B Transaction — Equity Holdings in DuPont Plans Frequently Asked Questions

As previously announced on December 15, 2019, DuPont de Nemours, Inc. (“DuPont”) and International Flavors & Fragrances, Inc. (“IFF”) entered into a definitive agreement for the combination of IFF and DuPont’s Nutrition & Biosciences (“N&B”) business in a Reverse Morris Trust transaction (“N&B Transaction”). Pursuant to the terms of the N&B Transaction, holders of DuPont Common Stock may be entitled to receive a specified number of shares of IFF common stock for each share of DuPont Common Stock they hold. Notional DuPont equity within the DuPont equity incentive and deferred compensation plans (“DuPont Plans”) will not be redenominated in IFF shares but may instead be adjusted so that the value of the notional DuPont Common Stock does not change.

This communication is intended only for active employees who will remain with DuPont as well as all terminated employees who continue to participate in the Dupont Plans. It addresses important questions you may have regarding the N&B Transaction and how it will affect your DuPont equity holdings in DuPont Plans.

Exchange Offer

What is an Exchange Offer and what does it mean for my awards?

As described in the Schedule TO filed with the SEC on December 31, 2020, the N&B Transaction will be completed via a split-off. As a part of the split-off transaction, an exchange offer is being made to stockholders of DuPont de Nemours, Inc., allowing them to exchange shares of DuPont Common Stock for shares of N&B. Shares of N&B will then convert to shares of IFF common stock at the close of the N&B Transaction. If the exchange offer is not fully subscribed, the N&B shares which DuPont continues to hold at the end of the exchange will be distributed on a pro rata basis to all remaining DuPont shareholders.* Shares of N&B will then convert to shares of IFF common stock at the close of the N&B Transaction. All unvested or unexercised awards as well as all investments in DuPont Common Stock in the Deferred Compensation plans are notional and are not eligible to participate in the exchange offer, but will be adjusted to maintain their economic value.

If you hold vested, unexercised stock options or SARs and wish to exercise the awards and participate in the exchange, you must exercise your awards so that they settle on or before the date of the closing of the exchange offer. We expect this means that you should exercise your awards no later than January 20, 2021.

Can I participate in the exchange?

Any employee who holds shares of DuPont Common Stock is able to participate in the exchange and will receive separate communications with details on how to participate. Holders of notional shares, such as notional investments in the US deferred compensation plans or awards under the DuPont Long-Term Incentive plans, are not eligible to participate in the exchange.

If you hold vested, unexercised stock options or SARs and wish to exercise the awards and participate in the exchange, you must exercise your awards so that they settle on or before the date of the closing of the exchange offer. We expect this means that you should exercise your awards no later than January 20, 2021.

Where can I get additional information in regard to the exchange?

In connection with the N&B Transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, DuPont’s Schedule TO and any amendments or supplements to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about N&B, IFF and DuPont and the N&B Transaction. The registration statements, DuPont’s Schedule TO and other documents relating to the N&B Transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10014, or by telephone at (888) 660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, NY 10019 or by calling (212) 708-7164.

*

For the purpose of the information provided within this communication, the exchange offer will be considered to be fully subscribed if 95% or greater of the shares are distributed via the exchange offer. DuPont does not anticipate that the exchange will be fully subscribed.

This document is being provided exclusively by your employer, which retains responsibility for the content. No affiliate of Bank of America Corporation has reviewed the information contained herein.

Long-Term Incentive (“LTI”) Plan

What are outstanding equity awards?

Outstanding equity awards include any unvested restricted stock units (“RSUs”) and dividend equivalent units (“DEUs”), unvested performance share units (“PSUs”), and also include any vested and unexercised or unvested stock options (“Options”) or stock appreciation rights (“SARs”).

Do I need to take any action to adjust my awards?

No. Awards will be adjusted automatically. Prior to the closing of the transaction, you will receive an additional communication which will describe the manner in which outstanding equity awards will be adjusted.

Will I need to accept my awards again after the adjustment?

No. If you have already accepted your awards, you will not need to accept again.

How will the N&B Transaction impact the performance conditions of the PSUs?

PSUs, as well as all other award types, will not have any changes made to the Terms and Conditions of the awards.

Where can I find the terms and conditions of my award(s)?

The terms and conditions for each award you have outstanding can be viewed on Benefits OnLine® under the Document Library. Please make sure to review the terms and conditions for each grant year for which you may have outstanding equity awards.

I have shares of DuPont Common Stock held at Merrill that were issued upon vesting of RSUs, PSUs, or DEUs, or exercise of Options or SARs. Will these shares be impacted by the N&B Transaction?

Any shares of DuPont Common Stock that are held in your Merrill brokerage account as a result of previous transactions will be treated the same as shares of DuPont Common Stock held by other DuPont stockholders.

Where will I find information regarding my awards following the N&B Transaction?

You will continue to receive information about your awards through Merrill.

Will there be a blackout period?

Yes, there will be a blackout period due to the adjustment to outstanding equity awards. During this period, you will not be able to exercise options or SARs. The blackout period will begin 3 business days prior to the effective date of the N&B Transaction and end approximately 10 business days after the close date. You will be notified when the blackout ends, and you can view your outstanding award details. Please plan any transactions that you would like to execute before the blackout accordingly.

Please note that the blackout period affects your ability to exercise any outstanding DuPont equity awards. Please call Merrill at (877) DD-PLANS (877-337-5267) to perform any transactions before the blackout period.

Will my Corteva and Dow denominated grants be impacted by the blackout period?

No. You will still be able to view your Corteva and Dow denominated grants in the Merrill system. You will also be able to exercise Corteva/Dow Options and SARs, if applicable.

If I have a limit order in place, what happens to it if the price I set is reached during the blackout period? What happens to it at the time of the N&B Transaction?

Limit orders are cancelled during the blackout prior to the adjustment of the awards.

What happens if the exercise price for my stock options is above the market price of DuPont Common Stock at the time of the N&B Transaction?

The conversion methodology used will be the same whether the exercise price is above or below the market price at the time of the N&B Transaction. In other words, if the exercise price is above the market price immediately prior to the N&B Transaction, it will likely remain so immediately following the closing of the N&B Transaction.

What happens if I have an RSU vest during the blackout?

Any vesting event that occurs during the blackout will be processed at the end of the blackout period, utilizing the price in effect as of the actual vesting date.

2

What happens if I have Options that expire during the blackout?

If your Options are due to expire during the blackout and you wish to exercise these awards, you must exercise prior to the blackout period.

What are the tax implications of the N&B Transaction on my equity awards?

Neither DuPont nor Merrill provides tax advice. We urge you to consult your personal tax advisor to determine the specific tax consequences to you.

What further action do I need to take?

You do not need to take any action regarding your awards at this time. Awards will be adjusted automatically following the N&B Transaction. Communications will be sent following the N&B Transaction to alert you that your awards have been adjusted.

If you have questions about your current outstanding equity awards, contact Merrill at (877) 337-5267 from the U.S., Puerto Rico or Canada. From other locations enter the local AT&T Direct access number for your country, and then call (877) 785-6786. Participant Service Representatives are available virtually 24 hours a day, 7 days a week.

Deferred Compensation Plans (US only)

What equity holdings may I have in the deferred compensation plans?

A notional investment in DuPont shares is available as an investment option under the DuPont Retirement Savings Restoration Plan (“RSRP”), DuPont Management Deferred Compensation Plan (“MDCP”), and DuPont Variable Compensation Plan. Under the RSRP and MDCP, you can change your investment mix at any time. You will see this investment noted as “DUPONT DE NEMOURS INC” in your Merrill account.

What are notional investments?

Deferred compensation plans are unfunded, and as such no actual dollars are invested based on the investment election you designate. Instead, your deferrals are tracked as if the dollars had been invested per your direction and then at the time of distribution the company pays the full cash value or provides the shares to you.

Do I need to take any action to adjust the notional shares?

No. The number of notional shares will automatically be adjusted at the time of the N&B Transaction. Prior to the closing of the transaction, you will receive an additional communication which will describe the manner in which notional shares will be adjusted.

Will this adjustment impact my payment election or investment direction?

Your payment election and investment direction will not change as a result of the N&B Transaction. You can change your investment direction, if available under your plan, at any time at the Merrill website.

Where will I find information regarding my awards following the N&B Transaction?

You will continue to receive information about your awards through Merrill.

Will there be a blackout period?

Yes, there will be a blackout period due to this adjustment. The blackout period will begin the day prior to the effective date of the N&B Transaction and will end three business days after the close of the N&B Transaction. During the blackout, you will not be able to complete any transactions, such as changing your investment direction.

What further action do I need to take?

You do not need to take any action at this time. Notional investments will be adjusted automatically following the N&B Transaction. Communications will be sent following the N&B Transaction to alert you that your adjustment is complete.

If you have any questions or concerns about the conversion, please contact DuPontGlobalRewards@dupont.com. If you have questions about your deferred compensation holdings, contact Merrill at (877) 337-5267.

3

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at http://www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement was sent to shareholders of IFF seeking approval of the proposed transaction (which approval was subsequently received.) The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont Common Stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with

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the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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